

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2010

Via U.S. Mail

Hazel Chu
Chief Executive Officer
Mizati Luxury Alloy Wheels, Inc.
19929 Harrison Avenue
Walnut, CA 91789

> **Re: Mizati Luxury Alloy Wheels, Inc.**
> **Amendment No. 3 to the Registration Statement on Form 10**
> **Filed August 10, 2010**
> **File No. 000-53509**

Dear Ms. Chu:

    We have completed our review of your Registration Statement on Form 10 and related filings and have no further comments at this time.

                        Regards,

                        Max A. Webb
                        Assistant Director